June 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation
Amendment No. 2 to Form 10-12G
Filed January 7, 2011, and
Amendment No. 1 to Form 10-Q, for the Period Ended September 30, 2010
Filed January 7, 2011
File No. 000-54044

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 1, 2011 (the “SEC Comment Letter”) regarding Amendment No. 2 to General Form for Registration of Securities on Form 10 (File No. 000-54044) (the “Registration Statement”) and Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2010 (the “Form 10-Q”), both filed by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 3 (“Amendment No. 3”) to the Registration Statement. Amendment Number 2 to Form 10-Q, the restatement, was filed with the Commission on May 26, 2011.  The changes made in both forms are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, to update information since the Company’s initial filing and to make certain editorial and conforming changes since the Company’s initial filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission hard copies of both Amendment No. 3 to General Form for Registration of Securities on Form 10 and Amendment No. 2 to Form 10-Q for the Period Ended September 30, 2010, for each a clean copy and a copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the “redlined” copy of Amendment No. 3 to General Form for Registration of Securities on Form 10 and the “redlined” copy of Amendment No. 2 to Form 10-Q for the period Ended September 30, 2010.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the amendments

**********

General

1. We note your disclosures in your Item 4.01 Form 8-K filed on January 21, 2011 that you filed your Form 10-Q without reviewed financial statements. Please note that we will not comment further on the interim financial statements contained in your Form 10 or Form 10-Q, nor will we grant final clearance of your Form 10, until you have provided us with interim financial statements reviewed by a PCAOB registered auditor.

Response: We note the Staff’s Comments.  The interim financial statements contained in our amended Form 10 and Form 10-Q and filed contemporaneously with this document have been reviewed by Killman, Murrell & Company, P.C., our newly appointed independent public accounting firm and a PCAOB registered auditor.

2. Please explain the statement “[a]ll factual representations in this letter are based upon information provided to us” in the second introductory paragraph in your January 7, 2011 letter. All factual representations in your responses should be based upon information known to you.

Response: We note the Staff’s Comments.  We agree that all factual representations in our responses are based upon information known to us.  It was not our intent to imply the information was only “provided to us.”  We have adjusted our language in this reply to state that “all factual representations in this letter are based upon information known to us.”

3. Please continue to update your website to conform to the disclosure in your registration statement. For example, you state on the website that “[t]he company’s Lima Energy Project became one of the first projects in the U.S. to receive the permits necessary to begin construction work on a solid hydrocarbon gasification facility.” However, as you indicate on page 4 of, and elsewhere in, your registration statement, you will need to update the permits to reflect current regulatory requirements. In addition, in your responses to comment 34 and 47 in your October 21, 2010 response letter you indicate that you will revise your website before the registration statement becomes effective. In order not to confuse investors, you should update and revise your website now since the registration statement is already effective.

Response: We note the Staff’s Comments.  We continue to update our website on an ongoing basis to conform to our disclosures in our Form 10 registration statement (and subsequent amendments) and also our Form 10-Qs.  We agree that revision of our website should have occurred prior to the registration statement becoming effective and have taken affirmative steps to accomplish this update.  With the exception noted by the Staff above, we believe we were successful.  We have now updated our website to conform to our Form 10 Amendment 3, our Form 10-Q amendment 2, our Form 10-K and all other documents filed as of the date of this response.

4. We note the following and similar statements that appear to imply greater certainty regarding your future operations than may be appropriate. Please revise to clarify, as appropriate, whether they are based on the construction of facilities according to current designs, agreements that currently are in place with third parties, or otherwise.

You “will work with Cambridge Resources to implement a CCS or EOR strategy (page 17),  [see page 23]
Petroleum coke “will be delivered to the facility by rail” (page 20), [see page 26]
Conveyor belts “will move the material” (page 20), [see page 26]
Feedstock deliveries “will be local and by conveyor belt” (page 20), [ see page 26] and
You “will have the capability to produce up to six million….” (page 22). [see page 28]

Response: We note the Staff’s Comments.  We have made the requested revisions at the page indicated above as appropriate to clarify our statements regarding our future operations.

5. Please continuously update or amend, as applicable, your periodic filings to address ongoing comments on the Form 10.

Response: We note the Staff’s Comments.  As requested we are updating our periodic filings to address ongoing comments on the Form 10.

Summary, page 3

Our Company, page 3

6. Please make it clear at the beginning of the summary that as of September 30, 2010 you had $48 of cash, had no inception to date revenues, are a development stage company, and there are substantial doubts about your ability to continue as a going concern. Please make similar changes at the beginning of each of Item 1 and Item 2.

Response: We note the Staff’s Comments.  We have made the requested changes at the beginning of the summary (page 3), Item 1 (page 13), and Item 2 (page 60).

Lima Energy Project, page 4

7. If true, please make it clear at the beginning of this section and the discussion on page 29 that you need $2.15 billion to complete the Lima Energy Project and $6.4 million in the next two months to pay the note to GEI, and that you have not secured such financing, and identify the consequences of failure to make payment on the note. In addition, if true, please make it clear that you have not completed the purchase of the Lima project site, and that you have agreed not to engage in further construction activities on the site until you have completed its purchase.

Response: We note the Staff’s Comments.  We have included, at pages 4 and 37, that we will require $2.15 billion to complete the full (i.e. all three phases) Lima Energy Project and have also indicated at those points the costs for the individual phases.  With respect to the $6.4 million note to GEI, on both page 4, page 16, page 37, and elsewhere as appropriate, we have changed the disclosure to read that “Payment of this consideration was made with a senior secured note to Global Energy dated as of June 11, 2010, as amended.  The note carries a 7% per annum accrued interest, which is payable at the first to occur of $400 million in Lima Energy financing, an equity offering by the Company of $75 million or more, or September 30, 2011.”   We believe this disclosure as modified satisfies your request to make it clear that the $6.4 million is now due at or prior to September 30, 2011.  We also have added wording that we have not yet secured the financing required to pay the note and the consequences of a failure to make payment on the note.   We also have indicated that the “construction in progress is located on land owned by the City of Lima and will only become available for use by the Company when funding for the project is obtained and certain other conditions are met; therefore the entire investment in the asset is considered impaired by the Company’s management. The Company has recognized an impairment charge of $6,439,429.”  In addition, at pages 4, 16, 37, and elsewhere as appropriate, we have inserted wording to make it clear we have not completed the purchase of the Lima project site and that we have agreed not to engage in further construction actives at the site until the purchase is completed.

8. We note your response to comment 3 in our letter dated November 16, 2010. Please describe in detail, here and elsewhere as appropriate, the permits that were granted and the date they were granted. Please disclose the current status of those permits and any other licensing requirements. Please describe with specificity the work that was completed in 2004 and 2005 and any additional work that has occurred since that time. In addition, we note your statement on page 34 that “onsite construction activities at the facility were paused in October 2006 pending availability of further financing” for the project; please include that disclosure here, and explain here and on page 34 whether you have been seeking financing for the project since 2006.

Response: We note the Staff’s Comments.  We have modified the disclosure at pages 4, 38, and elsewhere to describe the current status of permits and licensing requirements as follows:  We have also modified the disclosure at page 42 The Lima Energy Project received a Permit to Construct from Ohio Environmental Agency (OEPA) in March 2002.  The project also received a Certificate of Need and Environmental Compatibility from the Ohio Power Siting Board (OPSB), an arm of Public Utility Commission of Ohio (PUCO) in May 2002.  The project was issued a Stormwater Construction permit by Ohio EPA in February 2005.  These are the only permits affecting the ability of the project to engage in field construction.  The project was issued a technology license for the gasification process by Gasification Engineering Corporation in April 2003, which was subsequently novated to ConocoPhillips upon their purchase of the technology in July 2003.

We have modified the disclosure at pages 4, 38 and elsewhere as appropriate to describe the work that was completed in 2004 and 2005 and since that time as follows.  The Lima Energy project issued a contract to Roberts & Schaffer to design and build the solid material handling portion of the facility in September 2004.  Following design work, the project issued a contract to Industrial Construction Company (ICC) in the third quarter of 2005 to construct the foundation for the Fuel Storage Building.  Construction of the 100,000 square foot pile supported foundation was completed in the 1st half 2006.  During work on the foundation, the project evaluated ICC’s performance and qualifications and awarded a design-build contract to ICC for the entire project.  The design-build team includes two engineering firms, which have advanced the engineering design and planning for the project, and regularly supported meetings and due diligence briefings with various financial institutions on an on-going basis. In addition to construction of the foundation, the ICC contract included site clearing and preparation, demolition of buildings and foundations remaining from earlier use the 63 acre brownfield site.  Demolition was halted and ICC demobilized from field construction, but not engineering support, in the fourth quarter of 2006 pending availability of further financing.

We have modified the disclosure at pages 5 and 38 as follows regarding seeking financing sincie 2006.  The Lima Energy Project has been seeking financing for the project since 2006.  The economic downturn commencing in 2007 has provided challenging circumstances for the project financing.  However, management believes that financing for the project should occur in 2011.

9. We note your changes on page 29 which clarify that you already have acquired the stock of Lima Energy and issued the note to GEI; please make similar changes here and throughout the filing as appropriate to clarify, if true, that such events have occurred.

Response: We note the Staff’s Comments. We have made similar changes on pages 4, 16, 36, and elsewhere. We also have modified our wording to more accurately reflect that GEI has retained a 50% equity interest in Gas 1.

Cleantech Energy Project, page 4

10. If true, please make it clear at the beginning of this section and the discussion on page 34 that you need $2.3 billion to complete the Cleantech project, and that you have not secured such financing.

Response: We note the Staff’s Comments.  We have included, at page 5 and page 43, that we will require approximately $2.3 billion to complete the Cleantech Energy Project and that we have not yet secured such financing.

11. State here and elsewhere as appropriate, including page 13, whether Interfuel E&P Ltd. is a related party to you or GEI. In addition, please identify Interfuel E&P with greater specificity.

Response: We note the Staff’s Comments.  As requested we have included at pages 5, 16 and elsewhere that Interfuel E&P Ltd is not a related party to Cleantech Energy Company, USASF or GEI.  Interfuel E&P Ltd. is a private company focused on solid hydrocarbon energy resource transactions worldwide.  Mr. Graves is a 17% shareholder in Interfuel E&P Ltd. We have included additional information to identify Interfuel E&P Ltd. with greater specificity.

12. Please revise to explain the phrase “terms favorable to us,” to disclose the date on which you acquired legal title to the energy asset from Interfuel E&P, and to clarify whether you own all rights associated with the asset.

Response: We note the Staff’s Comments.  Upon further consideration and in view of similar types of comments by the Staff, we have eliminated the phrase “terms favorable to us” at pages 5, 16, 36, and elsewhere as being not appropriate for this document.

13. Please provide support for the determination that the energy asset consists of over 700 million gross tons and over 400 million net tons of Powder River Basin coal.

Response: We note the Staff’s Comments.  Mobil Mining and Minerals Company (“Mobil”) held the rights to the BOE Energy asset and conducted the exploratory drilling in the late 70’s and early 80’s.  Those drilling records include a report characterizing and quantifying the coal deposits.  The Mobil report states that the three seams of coal together total over 700 million gross tons in place.  The report further estimates the recoverable quantities at approximately 585 million tons.  Global Energy made the drilling records available to Weir International, Inc. who prepared maps of each seam, depicting drill-hole location, depth, and seam thickness.  From these data, Weir maps depict gross and net isopleths across the property for each seam.  These maps are typical of those used by mining companies to assess deposits.  Based upon these data, we believe this solid hydrocarbon energy asset consists of over 700 million gross tons and over 400 million net tons of Powder River Basin (PRB) Coal.  While it remains to be seen how much more coal can be produced above the 400 million net tons, we and Interfuel are in agreement that, based on the Weir International report, the 402 million net ton basis represents a conservative value and is the correct one to use.

14. Please describe in detail here and elsewhere as appropriate, including page 13, the engineering, technology licensing, and permit planning for this facility that has been completed or obtained, and indicate what remains to be done. Provide a timeline for completing this project.

Response: We note the Staff’s Comments.  We have modified the disclosure as requested at page 6, 18 and elsewhere as appropriate to include the information below regarding the engineering, technology licensing and permit planning for this facility.   Providing a specific timeline at this time is not feasible until sufficient funding is made available to support the gasification technology  process design tasks, and for GEC to advance the engineering and permitting development work.

Gasification Engineering Corporation (GEC) is leading the development effort with respect to technical and project tasks.  The following list of development tasks have been completed, are in draft, or otherwise in progress:

•
A Draft License Agreement between Cleantech Energy (CTE) and the confidential gasification technology provider has been drafted between the two parties.  We believe this agreement should be ready to execute upon CTE funding.

•
A Draft Technology Support Agreement between CTE and the confidential gasification technology provider is essentially complete and, we believe, will also be ready to execute as a companion to the license agreement.  This document provides for long-term support during design, construction, commissioning and start-up; with the intent of ensuring successful operations.

•	The confidential gasification technology provider has submitted a technical description of its scope of supply, to facilitate design.

•	GEC has begun discussions with a firm to provide General Contracting and steel fabrication services for the CTE project.

•
GEC issued a request for proposal to its permitting consultant, and has received the requested proposal for development of a permit application package for the facility.  The three key elements of this effort are the air permit, the industrial siting permit and water rights.  Preparation of these applications is estimated to require six to nine months.  Normal agency approval and public comment periods are in the range of 9-12 months.  Permitting is therefore approximately a one and one-half year process, following notice to proceed for the consultant.

•
Based on data provided by the confidential gasification technology provider in its scope of supply, GEC has developed a process material balance and solid hydrocarbon feedstock requirement analysis for the complete facility that will support the current quantity design production of SNG.

•	GEC has drafted a preliminary CTE Development Plan for the facility, to facilitate design and permit preparation activities. This will be continually refined as project development continues.

•	GEC has prepared a configuration and major equipment analysis to facilitate engineering activities.

•
Based on information provided by the confidential gasification technology provider, GEC has prepared a preliminary capital and operating cost estimate for use in the pro forma economic analysis.  These will be refined as further development occurs.

•
GEC has prepared a manpower plan for the CTE facility, including preliminary wage and benefit analysis, and is comparing these to standard US Bureau of Labor Statistics for the Wyoming Region.  These will be refined as project development continues.

•	GEC has begun drafting a training plan, to ensure timely hiring and training of operators prior to commissioning, start up and operation of the facility.

Providing a specific timeline at this time is not feasible until sufficient funding is made available to support the gasification technology process design tasks, and for GEC to advance the engineering and permitting tasks.

15. Please describe in detail here and elsewhere as appropriate how you will extract the coal and transport it to the Cleantech Energy Project.

Response: We note the Staff’s Comments.  As requested, we have described on page 6, 17  and elsewhere how we currently anticipate we will obtain and transport the BOE energy asset to the Cleantech Energy Project.  Cleantech Energy (CTE) plans to engage a contract production company to permit, finance, own and operate a facility to extract the solid hydrocarbon and deliver it to Cleantech Energy.  The third party solid hydrocarbon production operation, once permitted by the State of Wyoming, will essentially be a surface mining operation.  There are three seams of solid hydrocarbon, each overlain by overburden soil of varying depths – ranging from zero to over 100 feet.  The method and sequencing of overburden removal and stockpiling will be developed by the production company and described in detail in its application to the State of Wyoming.  While the initial operation of the facility will utilize the shallowest seam of coal, the production plan will seek to avoid or minimize repeated handling of overburden, and to optimize production of all seams in a given area methodically and optimally across the over 8600 acre leasehold.

As the facility currently is planned to be located at a suitable location within the leasehold site area, transport of solid hydrocarbon to the facility will most likely be by conveyor and large capacity truck, as appropriate.  Our current plan calls for feedstock to be delivered into covered structures in accordance with state requirements, for weather protection and to facilitate blending for optimum feedstock composition.

Competitive Strengths, page 6

16. Please provide support for the statement “[o]ur management and technical team has significant knowledge, expertise and operational experience of gasification facilities, has been instrumental in the advancement of gasification and synthetic natural gas production technologies and has over 300 years of combined experience in the development, construction, ownership, and operation of gasification and other energy facilities.” Explain in detail how you determined the 300 years of experience.

Response: We note the Staff’s Comments.  While we believe the statement is true as stated, we have modified it slightly to indicate that “. . .we believe our management and technical team has been instrumental in the advancement of gasification and synthetic natural gas production technologies. . .”  The remainder of the statement we believe is fully justified based upon our combined relevant experience.  We have arrived at this figure by adding up the years of relevant industrial knowledge, expertise and operations of USASF personnel and personnel we will have direct access to from Global Energy as needed.  As some of our personnel have peripheral experience, their years of experience have not been included.

Explanatory Note, page 8

17. Please identify “those individuals and other entities” that control your common shares here. Please also explain your reference to Item 11, as Item 11 does not appear to contain this disclosure.

Response: We note the Staff’s Comments.  Pursuant to the Exchange Agreement, GEI received 72,750,000 of common shares of the Company, after converting its preferred shares to common shares.  GEI then promptly distributed substantially all of its shares to its shareholders.    “Those individuals and other entities” that control our common stock refer to shareholder Harry H. Graves. In addition to his direct ownership of 28,235,860 shares of the Company, prior to April 1, 2011, he had beneficial ownership of his spouse’s shares in the amount of 4,119,570 shares, Trust 3 shares of 9,000,000 shares, and 1,200,000 shares of the Belcaro Group LP, a private partnership.  Therefore his total beneficial ownership was 42,555,430 shares, or 56.73% of the Company.  As of April 1, 2011, Mrs. Graves resigned as trustee for the trust, and consequently Mr. Graves’ beneficial ownership as of April 1, 2011 is 33,555,430 shares.  At the time of this filing the issued shares of the Company has increased to 75,027,361 shares and therefore Mr. Graves ownership percentage is now 44.72%.The reference to Item 11 has been changed to Item 10, as Item 11 does not contain the referenced disclosure.  We have further amended Item 10, under “Exchange Agreement” to read:

In an Exchange Agreement dated as of December 4, 2009, BGST and USASF agreed to a merger of the two companies through a tax free exchange of shares of the two companies, the essential steps and provisions of which were as follows:

1.
All of the issued and outstanding shares of USASF (100 shares, common) held by GEI as sole shareholder, were exchanged for 72,750 shares of newly issued BGST Series B Preferred Stock, which shares were immediately convertible into 72,750,000 newly authorized and issued common shares as part of the transaction. GEI then promptly distributed substantially all of its  shares to its shareholders, as outlined in the Agreement.

2.
Pegasus Funds LLC surrendered and exchanged its two (2) shares of Series A Super Voting Preferred Stock for 2,095 shares of BGST Series B Preferred Stock, which shares were also immediately convertible into 2,095,000 newly authorized and issued common shares as part of the transaction. Pegasus then promptly distributed substantially all of its shares to designated affiliates, as outlined in the Agreement.

18. Here and elsewhere as appropriate, please identify the owners and ownership structure of Global Energy, Inc., and explain how GEI is a related party. In this regard, we note your disclosure that GEI received “97% (72,750,000 shares) of newly authorized and issued common shares of USASF” in the reverse merger of BGST.

Response: We note the Staff’s Comments.  As explained in Comment 17 above, GEI received 72,750,000 shares.  We have now added the further disclosure that GEI immediately after the exchange transaction transferred substantially all of its shares to its shareholders.  GEI is a private company with 126 shareholders at the time of the exchange.  The majority shareholder of GEI is Harry H. Graves.  In the transfer, he received 28,235,860 shares of the Company.   His ownership share of the Company does not, on its own, make him a majority shareholder, but his beneficial ownership related to his spouse’s shares and those of Trust 3, over which his spouse has voting control, makes him a majority shareholder.  In summary, GEI is a related party because of the control position of Harry H. Graves in both GEI and USASF.  As noted above, as of April 1, 2011, Mrs. Graves has resigned as trustee for the trust, and consequently Mr. Graves’ beneficial ownership is 33,555,430 shares, which no longer puts him in a control position.

19. Please identify the “former holder of BGST’s preferred shares” and “those shareholders owning BGST common shares immediately prior to the reverse merger.”

Response: We note the Staff’s Comments.  The “former holder of BGST’s preferred shares” is Pegasus Funds LLC.  “Those shareholders owning BGST common shares immediately prior to the reverse merger” are also referred to as the “public float”.  These are shareholders that held BGST shares at the time of the reverse merger and as traded on the Pink OTC Markets under symbol “BGST”.  Their shares have since been exchanged for the Company’s shares.  We have clarified our disclosure in the Explanatory Note section, and have added some additional clarifications and updates to assist the reader.

Registration Statement, page 9

20. Please update this section as appropriate.

Response: We note the Staff’s Comments.  As requested, we have updated the Registration Statement to include the initial filing of the Form 10 on July 29, 2010, the fact that it became effective 60 days from that date, and that as a result we have ongoing reporting obligations to file certain reports with the SEC.

Item 1. Business, page 10

21. On page 12 and elsewhere as appropriate, please make it clear, if true, that you have no ownership interest in the Wabash Gasification Facility and the Westfield Development Centre.

Response: We note the Staff’s Comments.  As requested, we have indicated on page 15 and elsewhere as appropriate that the Company does not have any ownership interest in either the Wabash Gasification Facility or the Westfield Development Centre.

Lima Energy Company and the Lima Energy Project, page 13

22. Please explain here and on page 62 how the transfer from Global Energy, Inc. was accounted for and at what value.

Response: We note the Staff’s Comments.  We have added to the disclosure on pages 4, 16, 63 and elsewhere as appropriate to indicate the following: In June 2010, the Company entered into an agreement and acquired from Global Energy, Inc., a related party, all of the outstanding stock of Lima Energy Company, now a subsidiary of the Company and the project company for the Lima Energy Project.  In exchange for Lima Energy stock, the Company has agreed to pay Global Energy $6,439,429.00 which represents the book value of construction-in-progress to date, and Global Energy has retained a 50% equity interest in Gas 1, the first phase of the Lima Energy Project.  Payment of the consideration for this asset was made with a senior secured note to Global Energy dated as of June 11, 2010, as amended.  The note carries a 7% per annum accrued interest, and is payable at the first to occur of $400 million in Lima Energy financing, an equity offering by the Company of $75 million or more, or September 30, 2011.  The construction in progress is located on land owned by the City of Lima and will only become available for use by the Company when funding for the project is obtained and certain other conditions are met; therefore the entire investment in the asset is considered impaired by the Company’s management. The Company has recognized an impairment charge of $6,439,429.  Lima Energy has agreed that it will complete the project site purchase prior to engaging in any further construction activities at the project site.

23. Please provide an update on page 13 and elsewhere as appropriate, including pages 31 and 33, on the agreement with Procter & Gamble given that the latest amendment to the off-take agreement (Exhibit 10.5k) is not dated or signed.

Response: We note the Staff’s Comments.  We have modified the disclosure on page 18, 39, 42, and elsewhere as appropriate to provide an update on the agreement with Procter & Gamble.  P&G has extended this agreement by amendment a total of 9 times, the latest amendment of which has expired.  The next amendment, extending the agreement for one year, continues to be reviewed by P&G, who has recently indicated approval by the first of two internal approval levels.  We included amendment 10 in the exhibits for completeness, but acknowledge that it is not yet executed.  P&G has indicated that its approval will provide a one-year window for the project to achieve the next contractual milestone.  We continue to believe, although we can give no assurances, that the pricing terms within the agreement are very favorable to P&G, even considering current market conditions and, therefore, that the agreement will be renewed by this amendment..

24. Please explain how “Lima Energy is currently seeking financing for Gas 1 and CCGT.”

Response: We note the Staff’s Comments.  We have modified the disclosure on page 19 to expand upon the Company’s current efforts at seeking financing for Gas 1, CCGT and the Company as a whole. At this filing date, we have a firm commitment for $70 million in equity funding to meet both our project capital requirements and working capital requirements.  Specifically, the $70 million equity capital raise will enable the following to occur:   Lima land purchase and ancillary costs estimated at $2.0 million and Lima project advancement, including site work and further engineering and permit work, in the amount of $3.0 million. The costs are currently contained within the scope of the full construction costs of Gas 1.  The balance of $65.0 million would be used to further accelerate project milestones and fund corporate growth. Additional discussion of these financing agreements also is included.

The Gasification Process, page 18

Gas clean-up, page 21

25. Please identify with greater specificity HTC Purenergy. State whether HTC Purenergy is a related party to you or GEI, and whether CMT and Cambridge Resources are related parties to you. In addition, please explain your statement that CMT “will provide precombustion CO2 management and EOR solutions for the Lima Energy Project, the Cleantech Energy Project, and other projects,” given that it appears you do not have an agreement with CMT in place to provide such services. If you do have such an agreement in place, revise your disclosure accordingly and summarize the terms of such agreement, state whether you sought proposals from other companies to provide these services, and indicate whether the terms of the agreement are equal to or better than those which could have been negotiated with an unrelated third party.

Response: We note the Staff’s Comments.  As requested, we have provided additional information on page 27 and elsewhere as appropriate regarding HTC Purenergy, which is not a related party to USASF or GEI.  We also have disclosed that CMT (a joint venture between HTC Purenergy and GEI) and Cambridge Resources (a wholly owned subsidiary of CMT) are related parties to USASF and GEI, as well as additional disclosure revolving around our discussions to have CMT provide precombustion CO2 management and EOR solutions for our projects.

Our Business Strategy, page 24

Leverage our fuel sourcing capabilities to efficiently capitalize on the feed flexibility of our projects, page 25

26. Explain how the Cleantech Energy Project “has the ability to obtain feedstock from alternative sources.”

Response: We note the Staff’s Comments.  In line with other changes requested by the Staff, we have modified this disclosure at page 30 to state that “we believe we will have the ability to obtain feedstock from alternative sources. . .”  We have also added some information on these alternative sources.

Competitive strengths, page 26

27. Please explain, and provide support for, the statement “GEI has been actively acquiring and investigating ultra clean Btu conversion technologies including the technology, know-how, and operational bases from several multi-billion-dollar public and private sector initiatives in the United States and the United Kingdom.”

Response: We note the Staff’s Comments.  We have modified the statement at page 31 significantly to more specifically list the technologies acquired or investigated by GEI, and that our management and technical team benefits from this accumulation of knowledge and experience.  We have removed the reference to “multi-billion-dollar public and private sector initiatives in the United States and the United Kingdom.”  While we believe the statement to be true, providing specific citations for the reference is not possible as this would rely on an accumulation of information, private communications and second hand knowledge to arrive at that level of expenditures.  We trust this satisfies the Staff’s concerns on this point.  In any event, we fully respect the important and valuable contributions made by the British and U.S. governments in advancing gasification over many decades.

28. Please clarify whether GEI completed construction of the Westfield Development Centre and how long GEI conducted operations there. Explain when and how GEI disposed of its interest in Westfield.

Response: We note the Staff’s Comments.    There are several items of possible misconception in the Staff’s comments here.  First, British Gas Plc, and not GEI, constructed, developed and operated the Westfield Development Centre during the period of time from about 1960 through 1992.  It was during those years that certain members of GEI’s management and technical team worked for British Gas and developed their expertise and knowledge in the area of Btu Conversion technologies.  Global Energy Europe (an affiliate of GEI, and not a part of the Company) purchased the Westfield Development Centre (an approximately 50 acre site) from British Gas in 1992.  In 1998, Fife Energy (part of Global Energy Europe) began construction and operation of a General Electric 6FA gas turbine at the Westfield Development Centre.  This 6FA gas turbine was operated in simple cycle mode (not combined cycle) until about 2001, whereupon an added steam generator and steam turbine allowed it to be operated in combined cycle mode until about 2002.  In 2004, it was sold to Scottish and Southern Energy, the current owner of the 6FA, who operate the unit in either simple cycle or combined cycle modes as they deemed appropriate.  Note that the 6FA gas turbine, some ancillary equipment and a small, approximately 3 acre, portion of the Westfield Development Centre was sold to Scottish and Southern Energy at that time.  Also, an approximately 6 acre portion of the site was sold to EPR Scotland Limited, a non-related firm, in about 1999 for a biofuel facility.  Global Energy Europe continues to own, and maintain its interest in, the Westfield Development Centre.

29. Provide support for the statement that “[t]he operation of the Wabash River facility, and the E-Gas technology, were optimized by members of our management and technical team during the period of GEI’s ownership.”

Response: We note the Staff’s Comments.   We believe the statement is true as written, but feel the optimization information is proprietary.  Therefore, we have modified the statement at page 33 consistent with others of the Staff’s request as follows to indicate that Management believes we optimized the technology.  “The operation of the Wabash River facility, and the E-Gas™ technology, in both of which the Company has no ownership interest, and which management believes were optimized by members of our management and technical team during the period of GEI’s ownership.”  We believe this should satisfy the Staff’s concern.

30.  We note your response to comment 33 in our letter dated August 25, 2010 that you “do not have any ‘non-compete’ form of agreement” with GEI. Please revise your disclosure to include this information.

Response: We note the Staff’s Comments.   As requested, we have revised the disclosure at page 32 to include the language that we do not have any non-compete from of agreement with GEI.

31. Please explain what you mean by a “reference plant.”

Response: We note the Staff’s Comments.   We have included the following definition and citation for the term “reference plant” at page 34 as requested. The term “reference plant” in this context means a gasification facility, such as Wabash, or other facility that can be relatively easily replicated for other facilities with as minimal as possible customization for the site and feedstock type as discussed by Thomas F. Armistead in an article in Engineering News-Record. {Ref:  “Design of ‘Reference Plant’ Using IGCC Technology Moves Forward,” Power and Industrial Plant Design, Engineering News-Record, October 14, 2005 <http://enr.construction.com/news/powerIndus/archives/051014.asp>}

Our management team has significant expertise in the operation of gasification facilities, page 27

32. Provide support for the statement that “[o]ur management and technical team has significant knowledge, related expertise and operational experience of gasification facilities [and] has been instrumental in the advancement of gasification and SNG production technologies….”

Response: We note the Staff’s Comments.   Please see our response to comment number 16.  We have made the similar modification to the disclosure on page 34 as well.

Project Descriptions, page 29

Lima Energy Project, page 29

33. Please further identify Oxbow Carbon & Minerals LLC and state whether Oxbow is a related party to you or GEI.

Response: We note the Staff’s Comments.   We have modified the registration by adding the following disclosure at page 37 as requested.  The primary business of Oxbow Carbon & Minerals LLC is the mining and marketing of energy and commodities such as coal, natural gas, petroleum, metallurgical and calcined coke.  In 2006, Oxbow and GEI entered into an agreement relative to Oxbow making an investment in, and providing solid hydrocarbon feedstock to, Lima Energy Company for the Lima Energy Project.  The terms of the agreement related to Lima Energy are explained in this section of the registration statement.  This agreement is a third party arrangement, and Oxbow Carbon & Minerals LLC is not a related party to either USASF or GEI.

34. Please provide the current status of the proposed new real estate acquisition and development agreement with the city of Lima given that the agreement expired in 2008 and a new agreement has not been executed.

Response: We note the Staff’s Comments.   The real estate acquisition and development agreement was executed in June 2008 and expired in June 2009 (note, not 2008 as indicated above in the Staff’s comments), with Lima Energy electing to not avail itself of the one-year extension option in the agreement.  An update of the agreement has been negotiated, with Lima Energy agreeing to language edits provided by the City of Lima and its counsel.  We believe this draft agreement can be reauthorized and executed by the parties once sufficient project funding is available to Lima Energy for it to complete the transaction.  We have modified the disclosure at page 38, accordingly.

Engineering, procurement and construction, page 30

35. Please disclose whether Industrial Construction Company is a related party to you or GEI.

Response: We note the Staff’s Comments.   Industrial Construction Company is not a related party to USASF or GEI.  We have modified the disclosure, where appropriate, to indicate this fact.

Interconnect agreements, page 32

36. We note your statement that “Lima Energy expects to enter into a new interconnect agreement with the Columbia Gas Transmission Corporation.” Please provide the basis for such expectation.

Response: We note the Staff’s Comments.   We have modified the disclosure on page 40 to indicate the following.  Lima Energy executed an interconnection agreement with Columbia Gas Transmission Company (CGTC) in 2006.  This agreement included designation of a specific tie-in location and line designation within the CGTC system.  A preliminary routing was also developed and provided by CGTC.  Though the original interconnection agreement has expired, CGTC has continued communication and signaled its support of the project.  Besides the onetime event of the interconnection, the project and its offtake customers would also need ongoing transportation agreements with CGTC, which would be remunerative to CGTC over several years.  We believe it is very reasonable to assume, because of the foregoing, that CGTC, as a gas transportation company, will be very interested in a new interconnection agreement with Lima Energy.

Projected cost, page 33

37. Please disclose how the total $38 million in development fees to Global Energy, Inc. were negotiated and determined. Describe in detail the services that GEI will provide in exchange for payment of the development fees.

Response: We note the Staff’s Comments.   The disclosure has been amended as follows at page 42 to more clearly reflect the basis of these fees.  GEI developed the Lima Energy project over the 10 years prior to our purchase of the project, which included the current three-phase configuration (i.e. Gas 1, Gas 2, and CCGT).  As discussed above, the Lima Energy Project carries a traditional development fee that is reflective of the commitment and risks necessary to deliver these projects.  GEI apportioned its development expenses, which include such items as regulatory permit costs, consultant expenses, wages, and travel and meeting expenses, to each project phase and budgeted as an owner's cost.  The fees are fully contingent on full funding and start of construction.  Lima Energy Company’s commitment to honor these fees pre-dated the purchase of Lima Energy Company by the Company.

Cleantech Energy Project, page 34

38. We note your response to comment 18 in our letter dated November 16, 2010 that Cleantech is not required to redeem the preferred shares, as well as your disclosure that “Cleantech will redeem such amount of preferred shares that is equal to not less than….” Please revise your disclosure to clarify that your subsidiary is not contractually required to redeem the preferred shares and to resolve the apparent inconsistency in these statements.

Response: We note the Staff’s Comments.   As requested, we have made the appropriate revisions to the disclosure on page 43.

Technology and Intellectual Property, page 38

Technological flexibility and know-how, page 38

39. We note your response to comment 11 in our letter dated November 16, 2010. Please disclose the other gasification technologies which you could use at Lima in the event the E-Gas technology is unavailable.

Response: We note the Staff’s Comments.   As requested, we have made the appropriate revision to the disclosure on page 48 to indicate other gasification technologies which could be used at Lima such as the British Gas Lurgi gasification process, an alternative fixed bed gasification technology which we are investigating, and various entrained flow gasification technologies such as Shell’s entrained flow gasification technology, and General Electric Energy’s entrained flow gasification technology.

Item 1A. Risk Factors, page 40

40. We note your response to comment 17 in our letter dated November 16, 2010. Please include a risk factor indicating that if you do not get financing that provides sufficient cash to pay the note to GEI in the next two months, the Lima asset is subject to reclaim by the seller, and describe what that would mean for the Lima project.

Response: We note the Staff’s Comments.   As requested, we have included a risk factor at page 52 addressing the consequences of not obtaining sufficient financing to pay the note to GEI by September 30, 2011.  On March 15, 2011, the parties executed an amendment to the note, extending the payment date to September 30, 2011.

“We anticipate undergoing a period of rapid growth and activity….,” page 41

41. Please provide the basis for the statement “[w]e anticipate undergoing a period of rapid growth and activity, and our failure to manage this growth could harm our business.”

Response: We note the Staff’s Comments.   We believe the Staff’s concern with this risk factor lies in the positive initial comment, “[w]e anticipate undergoing a period of rapid growth and activity.”  We believe this more appropriately should have been a conditional statement that “[i]f we receive the financing for any or all of our projects, then Management believes our Company should undergo a period of rapid growth and activity, . . .and our failure to manage this growth could harm our business.”  We, therefore, have modified this risk factor on page 51 and the summary on page 9 correspondingly.

“We may be subject to additional construction risk….,” page 42

42. We note the statement “[w]e may be subject to additional construction risk as a result of Gasification Engineering Corp. acting as the main contractor for the Lima Energy Project.” Please identify with greater specificity Gasification Engineering Corp. and explain why this contractor brings with it additional risk. Indicate whether Gasification Engineering Corp. is a related party to you or GEI.

Response: We note the Staff’s Comments.   We have modified the disclosure commencing at page 52 to include the following.  Gasification Engineering Corporation (GEC) is an Ohio corporation authorized to provide engineering and contracting services in the State of Ohio.  GEC is an affiliate of GEI, and is a related party to USASF and GEI.
As an affiliate of GEI, GEC can utilize the technical expertise residing within GEI or its affiliates.  This particularly includes the extensive gasification and power plant expertise possessed by GEI employees at the Westfield Development Center, which can also include expertise held by USASF management.

Notwithstanding the project management experience possessed by GEC and the cumulative experience in gasification and Btu conversion technologies and project management available to GEC by its staff and the cumulative similar experience held by several members and management of the related companies, the construction and construction management of our Lima Energy Project will be the first constructed by these personnel as a team.

We anticipate that GEC will be responsible for the technical execution of the Company’s projects, and currently is contracted by us to do so for both the Lima Energy and Cleantech Energy Projects.  This is the classic Engineering, Procurement, and Construction (EPC) contractor role.  As the EPC contractor, GEC expects to, when and as appropriate, engage other contractors and engineering firms to complete its tasks.  In some cases a contractor may be a General Contractor, responsible for the day to day activities of the project.   GEC also has responsibility for hiring and training operation and support staff for our Lima Energy facility.  Our intention is that this will apply to our other projects, beginning with CTE, as well.  While the personnel available to the Company have extensive experience, specific gasification facility construction experience is lacking here, which would be preferred and which absence may result in additional construction risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

43. We note your statement that you “have had no revenues for the period from inception. . .to December 31, 2009.” Please update this statement as of a more recent date.

Response: We note the Staff’s Comments.   We have updated the statement on page 62 to reflect, among other items, that we had no revenues for the twelve months ending December 31, 2010 and for the quarter ended March 31, 2011.

Future Capital Requirements, page 52

44. You indicate that you “do not have firm commitments for funding but are in the process of seeking sufficient equity and/or debt funding to meet... project capital requirements and working capital requirements” and “[w]e are currently working on several transactions which we expect to finalize in early 2011.” Please provide the bases for these statements and provide enough information so that investors can determine what efforts are being made.

Response: We note the Staff’s Comments.   We have updated this section commencing on page 66 to reflect efforts we are making to secure sufficient equity and/or debt funding.

45. Please describe the steps you have taken to obtain the $400 million of Ohio Air Quality Development Authority bonds.

Response: We note the Staff’s Comments.   We have updated our discussion at page 66 to include the selection of RBC Capital Markets, LLC as placement agent for the bonds.

46. We note your statement that you “likely will enter into a ‘fast-track’ EPC contract with a third party.” Please revise to indicate the basis for such statement, including whether you currently are negotiating such a contract or merely intend to seek such a contract in the future.

Response: We note the Staff’s Comments.   We have modified the discussion at page 67 to state “we may enter into a “fast-track EPC contract with a third party.”  We have also added the following discussion.  As stated elsewhere in this registration statement, our basic strategy is to have our projects contract with GEC to provide EPC services.  In turn, GEC will contract with a third-party general contractor to provide Design-Build EPC services, as defined by the Design-Build Institute of America, [See Reference 46] which include engineering as part of their team services. We believe this approach should allow us more directly to control and manage the EPC services ourselves, thereby giving us greater control over the expenditures associated with a project. We believe this approach will result in lower project costs and shorter schedules.  We believe this type of contracting approach will provide mechanisms to manage cost, schedule and performance, and to provide appropriate guarantees and a pool of funds to cover liquidated damage requirements.  When warranted, GEC may structure the Design-Build contract as a “fast track” [See References 47 and 48] contract instead of a fixed price agreement.  While a fixed price structure establishes a guaranteed price at the outset, the fast-track approach begins on a time and material basis.  When an agreed amount of progress has been made and the project cost is better known, it can be converted to a fixed price basis for the remainder of work.  Cost escalation risk shifts from the owner during the early portion to the contractor in the later portion.  The project company, as the project owner, will generally have its own rationale and justification for the fast-track approach.  Neither we nor GEC are currently negotiating a "fast-track" EPC contract for any project currently in development; nor have we concluded definitively that we will enter into such a contract.

Item 5. Directors and Executive Officers, page 56

Biographical Information, page 56

47. Please indicate when Mr. Graves became chief financial officer, when Mr. Vick became chief executive officer and president, when Mr. Magarian became president and chief executive officer of EMI Network Inc., and when Mr. Lockwood became Group Vice President. Please review your disclosure to ensure that you have described the business experience of your management, including specific positions held, for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response: We note the Staff’s Comments.   We have updated our disclosure to reflect that Mr. Graves began serving as our chief financial officer in July 2010, that Dr. Vick became chief executive officer and president in July 2010, that Mr. Magarian became president and chief executive officer of EMI Network Inc. in 2001, and that Mr. Lockwood became our Group Vice President in July 2010.  We have reviewed our disclosure of our management in accordance with Item 401(e) of Regulation S-K.

48. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response: We note the Staff’s Comments.   As requested, we have amended our disclosure accordingly starting at page 73.

Board Committees, page 58

49. We note your statements of intention regarding the establishment of committees, presence of independent directors and an audit committee financial expert on the board and those committees, adoption of a code of ethics, and creation of more formal compensation plans once the registration statement is effective. Please update this disclosure given that the registration statement is now effective. To the extent such actions have not been taken, please clearly state that that is the case.

Response: We note the Staff’s Comments.   As requested, we have updated our disclosure commencing at page 75 to reflect the requested information given that the registration statement is now effective.

Item 6. Executive and Director Compensation, page 59

50. Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 217.11 of the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We note the Staff’s Comments.   We have updated the compensation disclosure at page 78 to include the required information for our fiscal year ended December 31, 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 62

51. Indicate here whether the third party is CMT. If not, please identify the third party.

Response: We note the Staff’s Comments.   The third party is Cambridge Resources, a wholly owned subsidiary of Carbon Management Technologies which is a joint venture between GEI and HTC Purenergy.  We have modified the disclosure on page 81 to state this fact.

52. We note that Note 6 to the financial statements discusses related party transactions that are not disclosed here. Please advise or revise. In addition, please tell us why you have not disclosed in this section the stock issuances made to GEI in December 2009.

Response: We note the Staff’s Comments.   We have revised our disclosure of Item 7 to coincide with the related party transactions included in our financial statements.  We have not included the stock issuances to GEI in December 2009, because at that time it was not a related party transaction.

Item 8. Legal Proceedings, page 62

53. We note your disclosure that you are not a party to any material litigation, however we also note a news report indicating that Ohio National Financial Services Inc. filed a suit against you in March 2010. Please advise or revise.

Response: We note the Staff’s Comments.   In March 2010, the Company was named as an additional defendant in a suit filed by Ohio National Financial Services Inc.  The suit was settled in early April 2010 for all parties.  Our disclosure that we are not a party to any material litigation remains accurate.

Item 10. Recent Sales of Unregistered Securities, page 63

54. We note your response to comment 13 in our letter dated November 16, 2010. If true, please include in your disclosure a confirmation that there have been no other sales or issuances of unregistered securities since your inception.

Response: We note the Staff’s Comments.   We have added the disclosure to Item 10 that there have been no other sales or issuances of unregistered securities since our inception.

55. Please describe the professional services provided by John Pfeiffer and Jeff High.

Response: We note the Staff’s Comments.   We have modified our language to indicate that John Pfeiffer and Jeff High were to provide investor relations services, although no such services were provided ultimately.

56. Please clarify whether Pegasus Funds LLC has an ownership interest in you or is otherwise a related party to you or GEI.

Response: We note the Staff’s Comments.   As described in the section “Exchange Agreement on page 85, Pegasus distributed most of the 2,095,000 shares of common stock from the conversion of the BGST Series B Preferred Stock to its designated affiliates as outlined in the Agreement, but continues to be a shareholder.  Pegasus is not a related party to either the Company or GEI.

57. Please provide all of the information required by Item 701 of Regulation S-K. For example, provide the value of the consideration received for the various stock issuances.

Response: We note the Staff’s Comments.   As requested, we have modified our disclosure to provide the information required by Item 701 of Regulation S-K.

USA Synthetic Fuel Corporation Financial Statements

Note 4 – Stockholders’ Equity, page F-39

58. We have reviewed your response to comment 15 in our letter dated November 16, 2010. Citing authoritative accounting guidance, such as specific literature in ASC 480 or 718, please tell us in detail how you determined your compensation payable in shares should be classified as liabilities. As part of your response, please elaborate on your statement that this salary is payable based on a fixed stock price for a particular employee to clarify whether you have written agreements concerning this matter with the employees, whether the agreements specify the fixed stock price or fixed number of shares that will be used to pay the salary, and provide us with an example of such an agreement to assist us in better understanding your response. If you are able to support your liability classification, please also explain why recording the liability at an amount that appears to exceed the fair value of the underlying shares complies with GAAP and why the awards should not be marked to market each period consistent with liabilities classified under ASC 480 and 718.

Response: We note the Staff’s Comments.   The Company entered into employment arrangements with selected individuals which agreements included among other provisions the following:

•	Monthly salary rate

•	Number of months the salary would be paid in stock

•	The dollar rate ($7.00 to $10.00) of conversion into shares of common stock

The liability for these accrued wages payable in common stock was set out temporarily as a liability since the agreements had not been approved by the Company’s Board and the stock had not been issued.  While the shares due these individuals have not been issued as of December 31, 2010, the Board has approved these arrangements and the liabilities for the shares to be issued has been re-classified to paid-in-capital in the December 31, 2010 audited financial statements.

59. We have reviewed your response to comment 16 in our letter dated November 16, 2010 and have the following comments:

•
Since you have previously indicated that these warrants were fully vested and nonforfeitable at issuance, it appears that you met the criteria of ASC 505-50-25-7, 505-50-30-11, and 505-50-30-15 such that the measurement date would be the date of issuance. If you do not agree that you met these criteria, explain your position to us in detail, including citing the specific paragraphs of ASC 505-50 that support your position.

Response: We note the Staff’s Comments.   Since entering the agreement with the investor relation firm, the firm did not perform any of the required services, and therefore, the agreement was terminated.  The related warrants were not earned and the expense recognized was eliminated from the statement of operations for the year ended December 31, 2010.

The warrant expense was not recognized as no services were performed by the investor relations firm.  There is no basis in GAAP to support the recognition of an expense if no services were performed under the existing agreement and no liability was accrued.

•
As indicated in ASC 505-50-25-7, whether the corresponding cost of such warrants is an immediate expense or a prepaid asset depends on the specific facts and circumstances. Since you previously recorded the entire expense related to these warrants at issuance, please provide us with your analysis of your facts and circumstances that originally led you to conclude that recording the warrant as an immediate expense was correct. Additionally, since you now appear to believe that the correct accounting is instead to record the expense as a prepaid asset and amortize it over time, please explain to us in detail how your analysis of your facts and circumstances has changed such that you concluded that your previous accounting was incorrect and that amortizing this cost would be appropriate.

•
If you believe that your interim 2010 financial statements should be restated to correct an error such that you change from immediately expensing the entire cost of the warrants at issuance to amortizing this cost over time, you should revise your interim financial statements to provide all disclosures required by ASC 250-10-50- 11, including labeling the face of your interim financial statements as restated. Please apply this comment to both your Form 10 and your September 30, 2010 Form 10-Q.

•
Regardless of whether you believe that your specific facts and circumstances support recording an immediate expense for the entire amount of these warrants or recording a prepaid asset that is amortized over time, we continue to believe that the subsequent cancellation of the service agreement should not result in retroactively reversing any previously recorded expense related to these warrants. As previously requested, if you continue to believe that retroactively reversing the stock warrant issuance and expense is supportable under GAAP, tell us the authoritative accounting guidance upon which you are relying.

Note 5 – Acquisitions, page F-40

60. We have reviewed your response to comment 17 in our letter dated November 16, 2010 and still have the following comments regarding your June 2010 acquisition of Lima Energy Company (“Lima”) from Global Energy, Inc. (“GEI”), a related party:

•
We reissue a portion of the first bullet point of our prior comment 17. Based on the guidance in ASC 805-50-45-1 through 45-5, it appears that you should retrospectively adjust your financial statements and related data to combine the results of your company with those of Lima since November 30, 2009, the initial date both entities were under control by the common control group. Please retroactively adjust your financial statements in accordance with the preceding ASC guidance or tell us why no adjustments to your financial statements are necessary.

Response: We note the Staff’s Comments.  The following summarizes the financial position of Lima just prior to the merger with the Company.

(000’ omitted)
Property	Amount
Construction Progress	$6,439

Long-Term Liabilities
Notes Payables-Related Party	$6,439

Shareholders Equity	–

$6,439

For the period from January 1, 2009 to March 31, 2009 the Company recognized $75,000 of general administrative expense.  Just prior to the acquisition of Lima by the Company, the note payable to the related party was reduced by approximately $4,415,000.  From April 1, 2009 to November 30, 2009, the Company was inactive and subsequent to November 30, 2009, there was no activity except the accrual of interest on the related party debt.  The interest expense has been recorded in the statement of operations for the year ended December 31, 2010.

•
If you retroactively adjust your financial statements from your November 30, 2009 inception date in response to the preceding bullet, please note that Lima financial statements prior to November 30, 2009 will still be necessary to ensure that the periods of audited Lima financial statements, whether presented separately or included as part of your combined post-inception financial statements, comply with Rule 8-04 of Regulation S-X. Please explain to us in detail exactly what financial statements you intend to provide and how these financial statements will comply with Rule 8-04, as this is unclear from your response to the third bullet point of our prior comment 17.

•
Citing authoritative accounting guidance, please tell us how you determined that the acquired Lima non-controlling interest, the portion of Lima not controlled by the common control group, should be carried over at historical cost rather than at fair value.

•
As previously requested in the fourth bullet point of our prior comment 17, please revise your liquidity and capital resource disclosures in MD&A to discuss how you intend to repay your $6.4 million promissory note to Global Energy that is due no later than March 31, 2011. Please disclose substantially the same information as was provided in your response to us concerning this matter.

Response: We note the Staff’s Comments.   As requested, we have revised the disclosure in the MD&A Section to include substantially the same information as was provided in our response to comment # 17 from the prior set of SEC comments.

•	Please tell us the effective closing date for the Lima acquisition.

Response: We note the Staff’s Comments. The effective closing date for the Lima acquisition was June 11, 2010, the same date as the date of the agreement.

61. We have reviewed your response to comment 18 in our letter dated November 16, 2010 regarding your issuance of preferred stock valued at $714 million to Interfuel E&P Ltd. (“Interfuel”) in exchange for the use of 1.02 billion Barrels of Oil Equivalent of solid hydrocarbons (“BOE Energy asset”). We are still unclear why you believe it is appropriate to record the BOE Energy asset and preferred stock at $714 million. As we previously noted, you had $100 of assets and a net book value of ($233,351) as of March 31, 2010, the quarter immediately preceding this transaction, have no inception to date revenues, there are substantial doubts about your ability to continue as a going concern, and you will need $2.3 billion of construction financing to bring the Cleantech Energy Project into commercial operation but have not yet secured such financing. Accordingly, it remains unclear why Interfuel would relinquish an asset worth over $700 million for an equity stake in your company. Since Interfuel appears to have believed that it was a fair exchange to relinquish the BOE Energy asset in exchange for an equity interest in a startup company, it remains unclear to us that Interfuel or any other market participant would value the BOE Energy assets at $714 million. To assist us in further understanding this matter, please respond to the following comments:

•
Please describe to us in detail the rights, responsibilities and obligations that comprise the BOE Energy asset. Your response should include, but not be limited to, clarifying whether you own the land containing these solid hydrocarbons or simply have rights to extract these hydrocarbons from another’s land.

Response: We note the Staff’s Comments.   CTE has an agreement with Interfuel that gives CTE the right to use the BOE Energy asset as a feedstock in its Wyoming facility, or otherwise sell the solid hydrocarbon to others.  Though CTE is not required to use the BOE Energy asset for its feedstock requirements, it does have long-term incentive to do so.  On an annual basis, as the BOE Energy asset is produced by a production company contracted by CTE, CTE may redeem preferred shares associated with the asset according to the value agreed to in the agreement.  After twenty years, unredeemed preferred shares may be converted to common shares at the option of Interfuel.

In Wyoming, the State of Wyoming owns the land and the coal deposits thereon.  The State of Wyoming leases the land to interested parties, along with the rights of access to and production of (extraction of) the coal.  Once produced or extracted, the lease holder then owns the coal and may use it as desired.  The State of Wyoming currently collects a royalty fee on each ton extracted.

•
Please explain why preliminary drilling data and computerized mapping performed by Mobil Mining and Minerals Company, a former owner of the Energy Asset, represents sufficient evidence to conclude that you should record the fair value of an estimated 1.02 billion BOE of solid hydrocarbons on your balance sheet. Please also clarify why it is appropriate to record the fair value of the asset strictly on a multiple of estimated price and quantity and to disregard any of the necessary costs to extract such hydrocarbons for use.

Response: We note the Staff’s Comments.   We do not consider the drilling data to be preliminary, as it is the final work product of the extensive Mobil Mining and Minerals Company effort.  The Mobil Mining and Minerals Company report defines the quantity of solid hydrocarbon in place and recoverable in the view of the report.  Using the common metric of 5.8 million Btu per BOE (Barrels of Oil Equivalent)   it is simple arithmetic to convert the tons of solid hydrocarbon, and its energy content, into BOE, which for this location is 1.02 billion BOE.

The December 31, 2010 consolidated financial statements do not reflect the $714 million BOE asset.  Cleantech issued 714,041 shares of its no par value preferred stock and assigned an aggregate value of $1.00 for the shares issued.   In future periods when the BOE asset is utilized in the gasification process, Cleantech will record an expense of $0.70 per BOE with a corresponding increase in the Company’s paid in capital.  Once commercial operations have begun, the preferred stock will earn a 5% annual dividend payable on a quarterly basis. Annual redemptions of preferred stock will be dependent on the net income of Cleantech.  Provided there is net income in a given year, Cleantech has the option to redeem such amount of preferred shares that is equal to not less than 7% and not more than 10% of net income in that year. Any preferred stock remaining after 20 years from the date of commercial operations may either be redeemed at that time, or, at the option of Cleantech Energy, may be converted to common shares, according to this formula:  for every one percent (1%) of the original estimated value of preferred shares (1,020,058,000 BOE X $.70=$714,040,600) that is remaining at that time, Interfuel will be entitled to one-half of one percent (0.5%) of common shares then issued and outstanding. Additionally, Cleantech Energy will pay $70 million to Interfuel upon receipt of financing and start of construction for the proposed Cleantech Energy Project facility and related solid hydrocarbon BOE production.

•	Please tell us the effective closing date for this asset acquisition and confirm that title to the BOE Energy asset legally transferred as of that date.

Response: We note the Staff’s Comments.   The BOE Asset transaction was executed on June 18, 2010, and did legally transfer the asset to Cleantech Energy Company, a subsidiary of the Company on that date.

•	Please tell us whether you have any significant shareholders in common with Interfuel, including Mr. or Mrs. Graves. If so, please quantify such shareholdings in your response.

Response: We note the Staff’s Comments. The only shareholder in common with Interfuel is Mr. Graves, who owns 17% of Interfuel, as previously discussed.

•
Please provide us with any other information that you think would assist us in reconciling the apparent relatively low value of the equity interest that you issued with the relatively high value you have assigned to this asset.

Response: We note the Staff’s Comments.   Based on the accounting change for the asset, we believe we have provided the necessary information.

Form 10-Q/A for the Quarterly Period Ended September 30, 2010

Consolidated Statements of Cash Flows, page 6

62. Please explain why you classify changes in the “Advance from shareholder” line item within operating cash flows rather than within financing activities pursuant to ASC 230-10-45-14.

Response: We note the Staff’s Comments.   We have renamed the “Advance from shareholder” as “Advance from related party” and have moved the line item to “Cash flow from Financing Activities”.

Exhibits 31.1 and 31.2

63. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation SK. In future filings, please revise paragraph 5 of the certifications to refer to “our most recent evaluation” instead of “my most recent evaluation.”

Response: We note the Staff’s Comments.   As requested, we will use the exact wording for the certification as set forth in Item 601(b)(31) of Regulation SK.  We missed the inadvertent word change from “our” to “my.”

**********

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

USA Synthetic Fuel Corporation

By:	/S/ Dr. Steven C. Vick
Name:	Dr. Steven C. Vick
Title:	President & CEO